SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: October 05, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 05, 2006

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated October 05, 2006 referenced as:

“EnCana and ConocoPhillips to create integrated North American heavy oil business”

EnCana and ConocoPhillips to create integrated North American heavy oil business
Production from Foster Creek and Christina Lake expected to reach
400,000 barrels per day by 2015
Heavy oil processing capacity at Wood River and Borger refineries to be expanded to 550,000 barrels per day by 2015
CALGARY, Alberta (October 5, 2006) — EnCana Corporation (TSX, NYSE: ECA) and ConocoPhillips (NYSE: COP) have entered into an agreement to create an integrated, North American heavy oil business consisting of strong upstream and downstream assets.
The venture will be comprised of two 50/50 operating partnerships, one Canadian upstream partnership and one U.S. downstream partnership, with both companies contributing equally valued assets and equity for future capital expenditures.
The upstream partnership will consist of EnCana’s Foster Creek and Christina Lake projects, both located in the prolific eastern flank of the Athabasca oilsands in northeast Alberta. The assets hold independently estimated recoverable bitumen of more than 6.5 billion barrels, and the partnership’s goal is to increase production from the current 50,000 barrels per day (bbls/d) to 400,000 bbls/d of bitumen by 2015. The partnership plans to transport and sell the bitumen blend (an approximate 50/50 blend of bitumen and synthetic oil) at major Alberta trading hubs. EnCana and ConocoPhillips will each own 50 percent of the partnership. EnCana will be the operator and managing partner of the upstream partnership, which will be headquartered in Calgary.
The downstream partnership will consist of ConocoPhillips’ Wood River and Borger refineries, located in Roxana, Illinois, and Borger, Texas, respectively. The partnership plans to expand heavy oil processing capacity at these facilities from approximately 60,000 bbls/d to 550,000 bbls/d (30,000 to 275,000 bbls/d of bitumen handling capacity) by 2015. Total throughput at the two facilities is expected to increase from the current 450,000 to 600,000 bbls/d over the same time period. The partnership may further expand heavy oil processing capacity at these locations or in Alberta to match bitumen production. EnCana and ConocoPhillips will each own 50 percent of the partnership; however, ConocoPhillips will hold a disproportionate economic interest in Borger for two years: 85 percent in 2007 and 65 percent in 2008. The partnership plans to purchase and transport all feedstocks for the refineries and sell the refined products. ConocoPhillips will be the operator and managing partner of the downstream partnership, which will be headquartered in Houston.
“During the past year, we undertook a process to identify the best industry partners for maximizing the value recognition of our sizeable in-situ oilsands resources. These innovative partnerships achieve this objective by strategically aligning about two-thirds of our industry-leading oilsands projects with an industry-leading refiner. ConocoPhillips brings a wealth of heavy oil refining expertise and widely-adopted coking technology to our integrated heavy oil business,” said Randy Eresman, EnCana’s President & Chief Executive Officer. “These partnerships provide greater certainty of execution for our oilsands projects by reducing cost and price risk and increasing confidence in our ability to achieve economic returns. They also give EnCana immediate participation in the North American refining industry and provide options for future upgrader development.”

1

“With this strategic alliance, ConocoPhillips strengthens its presence in North America by repositioning 10 percent of its U.S. downstream business to access a large upstream resource base. The upstream partnership also will provide a secure and stable source of oil supplies that can be refined into gasoline, diesel and other petroleum products needed by U.S. consumers, as well as a significant market for Canada’s abundant oilsands resources,” said Jim Mulva, ConocoPhillips’ Chairman and Chief Executive Officer. “This venture builds on our current and planned heavy-oil expansion work at both Wood River and Borger, and provides a stable, long-term supply to our U.S. refineries. The venture also enables ConocoPhillips’ participation in two best-in-class Canadian oilsands projects, and provides the opportunity to leverage our existing downstream capabilities. The transaction is expected to enhance ConocoPhillips’ near- and long-term production growth, providing a steady, stable source of resource additions. We look forward to working closely with EnCana and learning from their experiences as a leader in heavy-oil development and SAGD technology.”
Each partnership will have a management committee composed of three EnCana and three ConocoPhillips representatives, with each company holding equal voting rights. EnCana and ConocoPhillips personnel associated with the partnerships will remain employees of their current respective employers.
Both EnCana and ConocoPhillips are committed to being leaders in the area of health, safety and environmental stewardship. Specifically, the companies expect to jointly fund and pursue research and technology development efforts aimed at minimizing the environmental footprint of the partnerships’ upstream and downstream operations.
The transaction, which is subject to the execution of final definitive agreements and regulatory approval, is expected to close January 2, 2007. Both companies’ boards of directors have approved the transaction.
Recently, EnCana retained independent qualified reserve evaluators McDaniel & Associates Consultants Ltd. to update its resource estimates. McDaniel’s current best estimate of recoverable bitumen for Foster Creek and Christina Lake is more than 6.5 billion barrels.
Beyond the Foster Creek and Christina Lake projects, EnCana has a third project at Borealis, located north of Fort McMurray, where the heavier gravity bitumen (7 degrees API) will likely be better suited to upgrading at an Alberta facility. Other potential EnCana in-situ oilsands projects, such as Steepbank, East McMurray and Cheecham, are located near Borealis. Together these properties represent about one-third of EnCana’s oilsands development potential beyond Foster Creek and Christina Lake. With respect to these properties, McDaniel’s current best estimate of recoverable bitumen is more than 2.5 billion barrels.
Credit Suisse acted as advisor to EnCana on this transaction, and JP Morgan acted as advisor to ConocoPhillips.
BACKGROUND: Bitumen growth and refinery expansion plans
Over the next decade, the upstream partnership plans to invest $5.4 billion to grow bitumen production capacity at Foster Creek and Christina Lake from 50,000 bbls/d to approximately 400,000 bbls/d. A Foster Creek expansion currently under construction is expected to take production to about 60,000 bbls/d by early 2007. The next two Foster Creek expansions, 30,000 bbls/d each, are expected to come on stream in late 2008 and 2009 respectively. At Christina Lake, the current expansion is expected to take production to about 18,000 bbls/d by the last half of 2008, which means these near term expansions are expected to take total production to about 138,000 bbls/d before 2010. Subsequent expansions at the two projects are expected to continue growth to the targeted level of 400,000 bbls/d.

2

By 2015, the downstream partnership plans to invest about $5.3 billion in the Wood River and Borger refineries to expand the bitumen processing capacity from approximately 30,000 to 275,000 bbls/d (60,000 to 550,000 bbls/d of heavy oil processing capacity). Total throughput at the two facilities is expected to increase from the current 450,000 to 600,000 bbls/d. The partners also plan, subject to market conditions, to develop additional upgrading capacity for the remaining projected 125,000 bbls/d of bitumen production, possibly prior to 2015. At the Borger refinery, the construction of a new coker to process 20,000 bbls/d of bitumen is underway and scheduled for start up in the second quarter of 2007. Two subsequent expansions, with the first scheduled to start in 2009, are expected to take bitumen processing capacity to 75,000 bbls/d by 2012. At Wood River, preliminary engineering is underway for the construction of 70,000 bbls/d bitumen processing capacity, which is forecast to be on stream by 2009. A subsequent expansion is planned to take bitumen processing capacity to an estimated 200,000 bbls/d at Wood River by 2013.
EnCana-ConocoPhillips integrated heavy oil business

Upstream partnership				Downstream partnership
	Foster Creek	Christina Lake	Total		Wood River		Borger		Total
Current production (bbls/d)	43,000	7,000	50,000	Current refining capacity (bbls/d)	306,000	[1]	146,000	[2]	452,000
Expansion capital** investment by 2015* ($MM)	$3,100	$2,300	$5,400	Expansion capital** investment by 2015* ($MM)	$3,900		$1,400		$5,300
2015* bitumen production (bbls/d)	210,000	190,000	400,000	2015* bitumen processing capacity (bbls/d)	200,000		75,000		275,000
Proved reserves*** (MMbbls)	640	12	652	2015* total refinery capacity (bbls/d)	400,000		200,000		600,000
Oilsands land (net acres)	~ 200,000	~ 180,000	~ 380,000	Refinery land (net acres)	2,200		2,600		4,800
Location	~ 170 km northeast of Edmonton	~ 225 km northeast of Edmonton		Location	Roxanna, Illinois		Borger, Texas

*	Forecast

**	All capital forecasts in table shown in 2006 $ terms

***	as of December 31, 2005, net after royalties

1.	Wood River includes approximately 30,000 bbls/d of current bitumen processing capacity

2.	Borger also has 50,000 bbls/d of natural gas liquids fractionation capacity
EnCana’s in-situ oilsands development
EnCana’s development of in-situ oilsands properties began in the mid 1990s with the acquisition of Foster Creek. The Christina Lake properties were acquired in 1997. EnCana has built an experienced team of in-situ oilsands staff, including reservoir, drilling and production engineers along with geoscience professionals who have advanced technological solutions to extract the abundant bitumen from sand formations through the application of steam injected into horizontal wells, known as steam-assisted gravity drainage (SAGD). Following the successful pilot of six horizontal well pairs in the late 1990s, EnCana built and commissioned the world’s first commercial steam-assisted gravity drainage project in 2001. With 45 well pairs, Foster Creek production has grown steadily to reach about 43,000 barrels per day. The Christina Lake project is in an earlier stage of development with six well pairs, producing about 7,000 barrels per day, or an average of about 1,000 barrels per day per producing well. EnCana’s SAGD projects have achieved among the lowest steam-oil ratios, an industry measure of production efficiency.

3

EnCana Conference Call Today
8 a.m. Mountain Time (10 a.m. Eastern Time)
EnCana will host a conference call and webcast today, Thursday, October 5, 2006, at 8 a.m. MT, (10 a.m. ET). To participate, please dial (877) 704-5380 (toll-free in North America) or (913) 312-1294 approximately 10 minutes prior to the conference call.
An archived recording of the call will be available from approximately 3:00 p.m. MT on October 5 until midnight October 9, 2006 by dialling (888) 203-1112 or (719) 457-0820 and entering access code 5495589.
Presentation slides
The conference call includes a series of presentation slides available in a pdf posted on www.encana.com
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.

ConocoPhillips Conference Call Today
9 a.m. Eastern Time (7 a.m. Mountain Time)
ConocoPhillips will hold a conference call and live webcast at 9 a.m. Eastern Time today.
To listen to the conference call and to view related presentation materials, go to www.conocophillips.com and click on the “ConocoPhillips-EnCana Transaction” link.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and longer producing lives than conventional plays. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA. For more information, go to www.encana.com.
ConocoPhillips
ConocoPhillips is an integrated petroleum company with interests around the world. Headquartered in Houston, the company had approximately 38,000 employees, $162 billion of assets, and $188 billion of annualized revenues as of June 30, 2006. For more information, go to www.conocophillips.com.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and ConocoPhillips, including management’s assessment of EnCana’s and ConocoPhillips’ and their subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of the applicable securities legislation, including within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to: estimates of recoverable bitumen;

4

the expected closing of the joint venture transaction and the timing thereof; anticipated oilsands production from Foster Creek and Christina Lake and the timing thereof; the anticipated impact of the partnerships on cost, price risk and economic returns; anticipated investment in the Wood River and Borger refineries and the anticipated refining capacity of such facilities; anticipated capital requirements of such facilities; anticipated capital requirements for the respective upstream and downstream partnerships; marketing and transportation plans and future plans with respect to the potential development of the Borealis, Steepbank, East McMurray and Cheecham projects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based on the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of estimates of recoverable bitumen, reserves estimates, resources estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
NOTE REGARDING ENCANA DISCLOSURE PROTOCOLS - EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). The reserves quantities referenced in this news release represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
For convenience, references in this news release to “EnCana”, the “company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
All information included in this news release is shown on a US dollar, after royalties basis unless otherwise noted.

5

Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

EnCana Corporation
Investor contact:	Media contact:
EnCana Corporate Finance
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

ConocoPhillips
Investor contact:	Media contact:
Gary Russell	Becky Johnson
(212) 207-1996	(281) 293-6743

6